UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                                  Fansteel Inc.
        -----------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $2.50 per share
        -----------------------------------------------------------------
                         (Title of Class of Securities)


                                    307Q60109
        -----------------------------------------------------------------
                                 (CUSIP Number)


                            Paul W. Schwendeman, Esq.
                          Kirkpatrick & Lockhart L.L.P.
                              1500 Oliver Building
                         Pittsburgh, Pennsylvania 15222
                                 (412) 355-6500
        -----------------------------------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                 August 21, 1997
       -----------------------------------------------------------------
                          (Date of Event Which Requires
                            Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 307Q60109

1)    NAME OF REPORTING PERSON                              Thomas M. Evans, Jr.

      S.S. OR I.R.S. IDENTIFICATION
      NO. OF ABOVE PERSON
                                                                 ---------------

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)   [   ]
                                                                     (b)   [ x ]
3)    SEC USE ONLY

4)    SOURCE OF FUNDS                                                  00
                                                                 ---------------

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                        [   ]

6)    CITIZENSHIP OR PLACE OF ORGANIZATION                       United States
                                                                   of America
                                                                 ---------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

      7)    SOLE VOTING POWER                                           0
                                                                 ---------------

      8)    SHARED VOTING POWER                                     4,050,786
                                                                 ---------------

      9)    SOLE DISPOSITIVE POWER                                      0
                                                                 ---------------

      10)   SHARED DISPOSITIVE POWER                                4,050,786
                                                                 ---------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                                      4,050,786
                                                                 ---------------

12)   CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN SHARES                                [     ]

13)   PERCENT OF CLASS REPRESENTED BY
      AMOUNT IN ROW (11)                                              47.11%
                                                                 ---------------

14)   TYPE OF REPORTING PERSON                                         IN
                                                                 ---------------
                              (Page 2 of 11 Pages)

                                  SCHEDULE 13D
                                  -------------
CUSIP No. 307Q60109

NAME OF REPORTING PERSON                                    The Bank of New York

      S.S. OR I.R.S. IDENTIFICATION
      NO. OF ABOVE PERSON
                                                                 ---------------

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)   [   ]
                                                                     (b)   [ x ]
3)    SEC USE ONLY

4)    SOURCE OF FUNDS                                                 00
                                                                 ---------------

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                        [   ]

6)    CITIZENSHIP OR PLACE OF ORGANIZATION                          New York
                                                                 ---------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH

      7)    SOLE VOTING POWER                                          0
                                                                 ---------------

      8)    SHARED VOTING POWER                                     4,050,786
                                                                 ---------------

      9)    SOLE DISPOSITIVE POWER                                      0
                                                                 ---------------

      10)   SHARED DISPOSITIVE POWER                                4,050,786
                                                                 ---------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                                      4,050,786
                                                                 ---------------

12)   CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN SHARES                                [     ]

13)   PERCENT OF CLASS REPRESENTED BY
      AMOUNT IN ROW (11)                                              47.11%
                                                                 ---------------

14)   TYPE OF REPORTING PERSON                                          CO
                                                                 ---------------
                              (Page 3 of 11 Pages)

Item 1.  Security and Issuer.

         This statement on Schedule 13D (the "Statement") relates to the Common Stock, par value $2.50 per share ("Fansteel Common Stock"), of Fansteel Inc. (the "Company"), a Delaware corporation. The Company's principal executive offices are located at Number One Tantalum Place, North Chicago, Illinois 60064.

Item 2.  Identity and Background.

         This Statement is being filed by Thomas M. Evans, Jr. and Putnam Trust, a division of The Bank of New York ("The Bank of New York"), as executors of the Estate of Thomas M. Evans (the "Estate"). The Bank of New York is a state-chartered New York banking corporation and a wholly-owned subsidiary of The Bank of New York Company, Inc., a New York corporation. Thomas M. Evans, Jr. resides at 6805 West Trail Creek County Road, Wilson, Wyoming 83104. Mr. Evans' principal occupation is management of his personal investments. The principal businesses of The Bank of New York and The Bank of New York Company, Inc. are financial services and the principal address of their principal businesses and principal office is 48 Wall Street, New York, New York 10286.

         Annex I attached hereto and incorporated herein by reference sets forth the following information with respect to each director and executive officer of The Bank of New York and The Bank of New York Company, Inc.: (a) name; (b) residence or business address; and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Each of Thomas M. Evans, Jr. and all of the directors and executive officers of The Bank of New York and The Bank of New York Company, Inc. identified on Annex I are United States citizens except for Mr. Papageorge who is a citizen of Canada.

         During the last five years, none of Thomas M. Evans, Jr., The Bank of New York or The Bank of New York Company, Inc., nor, to the knowledge of The Bank of New York or The Bank of New York Company, Inc. or any of the persons named in Annex I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, none of Thomas M. Evans, Jr., The Bank of New York or The Bank of New York Company, Inc., nor, to the knowledge of The Bank of New York

                              (Page 4 of 11 Pages)
or The Bank of New York Company, Inc. or any of the persons named in Annex I has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         On July 17, 1997, Thomas Mellon Evans died. At the time of his death, Mr. Evans owned 4,050,786 shares (the "Shares") of Fansteel Common Stock, which represented 47.11% of the Company's outstanding Common Stock. Mr. Evans' Last Will and Testament dated April 7, 1994 (the "Will") named his wife, Betty B. Evans; one of his sons, Thomas M. Evans, Jr.; and The Putnam Trust Company of Greenwich, a division of The Bank of New York as executors (the "Executors"). On August 21, 1997, the Connecticut Court of Probate accepted the Will for probate. Mr. Evans was a resident of the State of Connecticut at the time of his death. At that time, pursuant to Rule 13d-5 under the United States Securities Act of 1933, as amended (the "Securities Act"), the Executors acquired beneficial ownership of the Shares.

Item 4.  Purpose of Transaction.

         The Executors acquired beneficial ownership of the Shares by virtue of the operation of the probate laws of the State of Connecticut. Thomas M. Evans, Jr., The Bank of New York and The Bank of New York Company, Inc. have no plans to acquire additional shares of Fansteel Common Stock, nor do they have present plans to dispose of the Shares. However, in the course of administering the Estate, the Executors will evaluate on an ongoing basis the liquidity needs of the Estate and the assets of the Estate and their relative liquidity, including evaluation of the business, operations and prospects of the Company.

         As an "affiliate" of the Company (as such term is defined in the Securities Act), the Estate may sell the Shares only in transactions permitted by the resale provisions of Rule 144 under the Securities Act or as otherwise permitted under the Securities Act.

         Except as set forth in this response to Item 4, the Thomas M. Evans, Jr., The Bank of New York and The Bank of New York Company, Inc. do not have any plans or proposals at this time which relate to or would result in any of the matters described under Item 4 of Schedule 13D.

                              (Page 5 of 11 Pages)

Item 5.  Interest in Securities of the Issuer.

         The Executors, in their capacity as such, beneficially own 4,050,786 shares of Fansteel Common Stock, or 47.11% of the outstanding Fansteel Common Stock. No other shares of Fansteel Common Stock are beneficially owned by Thomas
M. Evans, Jr., The Bank of New York, The Bank of New York Company, Inc. or any of the persons listed in Annex I attached hereto. The Executors share the power to vote and to dispose of the Shares. The Executors are empowered to act by majority vote.

         Except for the transaction described in this Statement, none of Thomas M. Evans, Jr., The Bank of New York, The Bank of New York Company, Inc., nor any of the persons listed in Annex I attached hereto has effected any transactions in Fansteel Common Stock within the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Thomas M. Evans, Jr. is a director of the Company. Except as described above, none of Thomas M. Evans, Jr., The Bank of New York, The Bank of New York Company, Inc., nor any of the persons listed in Annex I attached hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits.

         7.1 Filing Agreement between Thomas M. Evans, Jr. and The Bank of New York.



                              (Page 6 of 11 Pages)

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



August 29,  1997                          /s/ Thomas M. Evans, Jr.
                                          ------------------------------
                                          Thomas M. Evans, Jr.
                                          Co-Executor of the Estate of
                                          Thomas M. Evans

                                          /s/ William F. Mancuso
                                          ------------------------------
                                          The Bank of New York
                                          Co-Executor of the Estate of
                                          Thomas M. Evans
                                          By:  William F. Mancuso
                                          Title:  Vice President

                              (Page 7 of 11 Pages)

                                     ANNEX I

                        DIRECTORS AND EXECUTIVE OFFICERS
                    OF THE BANK OF NEW YORK COMPANY, INC. AND
                              THE BANK OF NEW YORK

NAME AND PRESENT PRINCIPAL              ADDRESS AND PRINCIPAL BUSINESS OF
OCCUPATION                              ORGANIZATION IN WHICH EMPLOYED

J. Carter Bacot                         48 Wall Street - Third Floor
Chairman, The Bank of New York          New York, NY 10286
Company, Inc. and The Bank              Financial Services
of New York


Richard Barth                           662 Guard Hill Road
Retired                                 Bedford, NY 10506


Frank J. Biondi                         100 Universal City Plaza
Chairman & Chief Executive              Universal City, CA 91608
Officer, Universal Studios,             Entertainment
Inc.


William R. Chaney                       727 Fifth Avenue
Chairman & Chief Executive              New York, NY 10022
Officer, Tiffany & Co.                  Jewelry and Fine Goods


Ralph E. Gomory                         630 Fifth Avenue
President, Alfred P. Sloan              Room 2550
Foundation, Inc.                        New York, NY 10111
                                        Private Foundation


Alan R. Griffith                        48 Wall Street - Third Floor
Vice Chairman, The Bank of New          New York, NY 10286
York Company, Inc. and The              Financial Services
Bank of New York


Edward L. Hennessy, Jr.                 Sunset Farm
Retired                                 Van Beuren Road
                                        Morristown, NJ 07960


Richard J. Kogan                        One Giralda Farms
President & Chief Executive             Madison, NJ 07940
Officer, Schering-Plough                Pharmaceutical and Consumer
Corporation                             Products


                              (Page 8 of 11 Pages)

NAME AND PRESENT PRINCIPAL              ADDRESS AND PRINCIPAL BUSINESS OF
OCCUPATION                              ORGANIZATION IN WHICH EMPLOYED


John A. Luke, Jr.                       299 Park Avenue
Chairman, President & Chief             New York, NY 10171
Executive Officer, Westvaco             Paper, Packaging and Specialty
Corporation                             Chemicals


John C. Malone                          Terrace Tower II
Chairman, Tele-Communications,          5619 DTC Parkway
Inc.                                    Englewood, CO 80111-3000
                                        Telecommunications


Donald L. Miller                        201 North Charles Street
Chief Executive Officer and             Suite 300
Publisher, Our World News, LLC          Baltimore, MD 21201
                                        Publishing


H. Barclay Morley                       1110 Harbor Road
Retired                                 Southport, CT 06490


Deno D. Papageorge                      48 Wall Street - Third Floor
Senior Executive Vice President,        New York, NY 10286
The Bank of New York                    Financial Services
Company, Inc. and Bank of
New York


Catherine A. Rein                       Corporate Management Office - 9A
Executive Vice President,               One Madison Avenue
Metropolitan Life Insurance             New York, NY 10010
Company                                 Insurance and Financial Services


Thomas A. Renyi                         48 Wall Street - Third Floor
President & Chief Executive             New York, NY 10286
Officer, The Bank of New York           Financial Services
Company, Inc. and The Bank of
New York


Harold E. Sells                         56 Innisbrook Avenue
Retired                                 Las Vegas, NV 89113


                              (Page 9 of 11 Pages)

NAME AND PRESENT PRINCIPAL              ADDRESS AND PRINCIPAL BUSINESS OF
OCCUPATION                              ORGANIZATION IN WHICH EMPLOYED


Robert J. Goebert                       One Wall Street - 10th Floor
Auditor, The Bank of New York           New York, NY 10286
Company, Inc.                           Financial Services


Robert E. Keilman                       48 Wall Street - Third Floor
Comptroller, The Bank of New            New York, NY 10286
York Company, Inc.                      Financial Services


Phebe C. Miller                         One Wall Street - 10th Floor
Chief Legal Officer & Secretary,        New York, NY 10286
The Bank of New York Company,           Financial Services
Inc.


Gerald L. Hassell                       One Wall Street - 10th Floor
Senior Executive Vice President,        New York, NY 10286
The Bank of New York                    Financial Services


Newton P.S. Merrill                     One Wall Street - 10th Floor
Senior Executive Vice President,        New York, NY 10286
The Bank of New York                    Financial Services


Robert J. Mueller                       One Wall Street - 10th Floor
Senior Executive Vice President,        New York, NY 10286
The Bank of New York                    Financial Services


Donald R. Monks                         101 Barclay Street - 18W
Senior Executive Vice President,        New York, NY 10286
The Bank of New York                    Financial Services


Richard A. Pace                         101 Barclay Street - 17W
Executive Vice President, The           New York, NY 10286
Bank of New York                        Financial Services


Bruce W. Van Saun                       48 Wall Street - Third Floor
Executive Vice President, The           New York, NY 10286
Bank of New York                        Financial Services


                             (Page 10 of 11 Pages)